

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

Kim Schaefer
Chief Executive Officer
Alpine Acquisition Corp.
10141 N. Canyon View Lane
Fountain Hills, Arizona 85268

Re: Alpine Acquisition Corp.
Draft Registration Statement on Form S-1
Filed April 28, 2021
File No. 377-04739

Dear Ms. Schaefer:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted April 28, 2021

General

1. We note your risk factor on page 36 that you currently intend to combine with Two Bit Circus concurrent with the closing of your initial business combination. Please tell us how you intend to allocate the values of the target businesses in connection with the 80% fair market value test.

You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeffrey Gallant